SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 22, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: September 22, 2006

* Print the name and title of the signing officer under his signature.
  ----------------------------

  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwellventures.com

ROCKWELL IN DISCUSSIONS WITH POTENTIAL BEE PARTNER

September 22, 2006, Vancouver, BC - Rockwell Ventures Inc. (TSX-V: RVI; OTCBB: RVINF) ("Rockwell" or the "Company") would like to provide clarification on a recent news story about the status of its business relationship with African Vanguard Resources ("AVR"). AVR is an established black economic empowerment company that has currently invested in gold and uranium mining projects in South Africa and has been actively looking to broaden its mining investments to include diamonds.

Rockwell is well advanced in negotiations with AVR regarding the introduction of AVR as a BEE investor in the Van Wyk Diamond group of companies, an independent diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, and contract mining on the Wouterspan Property.

The Holpan/Klipdam and Wouterspan properties, located in South Africa, are two of four alluvial properties in which Rockwell can gain an interest by acquiring Durnpike Investments (Pty) Limited, pursuant to an agreement in principle announced on June 30, 2006.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.